United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 19, 2025		Director of Investor Relations

Vale's Audit and Risks Committee Annual Report – fiscal year 2024

Committee creation date

Vale's Audit Committee was created on March 24, 2020. At Vale's Extraordinary Shareholders' Meeting ("AGE"), held on December 21, 2022, the Audit Committee was renamed to Audit and Risks Committee ("CARE" or "Committee").

Committee composition and structure

The Audit and Risks Committee is a permanent statutory body created by Vale's Board of Directors ("BoD" or "Board"), and it must be composed of three (3) to five (5) members, all independent directors, according to the classification set forth in the Novo Mercado Regulation of B3 S.A. - Brasil, Bolsa, Balcão ("Novo Mercado Regulation"), one of whom shall have recognized experience in corporate accounting matters, pursuant to the provisions of the applicable regulations, named Financial Specialist.

Since the abovementioned AGE, which reorganize the structure of Vale's Committees and amended CARE's Internal Regulations, the Committee is composed of three independent directors, and the Committee's composition was updated throughout the year 2024, as follows:

January to April 2024				
Name	**Position**	**Independent**	**Member since**	**Attendance**
Vera Marie Inkster	Chair	Yes	May 2023	100%
Manuel Lino Silva de Sousa Oliveira	Financial Specialist and Member of the Board of Directors	Yes	August 2021	100%
Rachel Maia	Member of the Board of Directors	Yes	May 2022	100%
April to July 2024				
Name	**Position**	**Independent**	**Member since**	**Attendance**
Vera Marie Inkster	Chair	Yes	May 2023	100%
Manuel Lino Silva de Sousa Oliveira	Financial Specialist and Member of the Board of Directors	Yes	August 2021	100%
Paulo Hartung	Member of the Board of Directors	Yes	April 2024	60%
July to November 2024				

Name	Position	Independent	Member since	Attendance
Manuel Lino Silva de Sousa Oliveira	Chair, Financial Specialist and Member of the Board of Directors	Yes	August 2021	100%
Paulo Hartung	Member of the Board of Directors	Yes	April 2024	60%
Douglas James Upton	Member of the Board of Directors	Yes	July 2024	100%
November to December 2024*				
Name	**Position**	**Independent**	**Member since**	**Attendance**
Manuel Lino Silva de Sousa Oliveira	Chair, Financial Specialist and Member of the Board of Directors	Yes	August 2021	100%
Heloísa Belotti Bedicks	Member of the Board of Directors	Yes	November 2024	-
Reinaldo Duarte Castanheira Filho	Member of the Board of Directors	Yes	November 2024	-

*Current composition of the Committee, as relevant fact communicated on 11/28/2024.

Main attributions and responsibilities of the committee

Vale's Audit and Risks Committee is a body that advises the Board of Directors, in order to oversee the quality and integrity of financial reports, monitor adherence to legal, statutory, and regulatory standards, adequacy of risk management processes, monitor the activities of the internal and independent auditors and the evolution of the Audit and Compliance Department's initiatives, including internal auditing, Ethics and Compliance Program, effectiveness of the Whistleblowing Channel, and management of consequences.

The Committee's roles and responsibilities are performed in compliance with applicable legal and statutory attributions as stated in its bylaws. The Committee's assessments are based on information received from the Management, independent auditors, internal audit, those responsible for risk management and internal controls, and on its own analyzes arising from its supervisory and monitoring activities.

Also, according to the Bylaws, the Committee has operational autonomy and budget allocation, as proposed by the Committee and approved by the Board of Directors, being able to determine the retainment of consultants' services, as well as other resources that may be necessary to perform its roles. In 2024, Luciana Pires Dias and Sergio Ricardo Romani were external expert consultants to the Committee.

Quantitative analysis and average duration of meetings

The Committee met 9 times in 2024, including 8 ordinary meetings and 1 extraordinary meeting, which discussed 109 topics and lasted an average of 5:15 hours.

Main topics of the Committee meetings in 2024

The Audit and Risks Committee has a Work Plan defined annually, prioritizing the most relevant topics related to its duties, also incorporating requests and demands arising from the Committee itself or from the Board of Directors. The 2024 Work Plan was fulfilled, and the deliberative items forwarded by the Executive Committee were also analyzed. The following chart shows, in percentage terms, the main topics discussed in the meetings for the 2024 fiscal year, considering the Committee's Work Plan.


4%
22%
12%
12%
2%
26%
16%
6%
Deliberatives
Audit and Compliance Office / Sox
Geotechnical / Dam Safety
Risk Management
Provisions and contingencies
Supervision of the quality and integrity of financial reports / Internal Controls
Executive Sessions
Vale Base Metals

Periodic report of the Audit and Compliance Department

The Audit and Risk Committee closely followed the Audit and Compliance Board, having conducted an independent external evaluation of the Ethics and Compliance Program in 2024. It is noted that, according to its Internal Regulations, the periodic report of this Board included:

- Vale's Ethics & Compliance Program and the main initiatives for preventing, detecting and correcting misconduct in the company, through its seven pillars: (1) Governance, (2) Guidelines, (3) Communication and Training, (4) Risk Analysis; (5) Monitoring and Control, (6) Channel of Complaints and (7) Consequences Management.
- Conduct of an independent external evaluation of the Ethics and Compliance Program.

- The update of two of the main normative documents that make up the Program Guidelines - the Code of Conduct and the Policy for Management of Deviations from Conduct.
- The initiatives of the Corporate Integrity team to manage the risk of corruption of public agents in the Company, including preventive actions related to the period of municipal elections in Brazil.
- The development of a methodology for evaluating suppliers from an integrity perspective, considering information from all areas that make up the Audit and Compliance Board.
- Information on the complaints received, their address and the respective results.
- The expansion of the Host Channel in Brazil, which previously dealt with cases of discrimination and sexual harassment and began to also deal with cases of moral harassment from April 2024.
- The status of the internal audit work for the coverage of priority themes and risks of the Integrated Risk Map of Vale, as well as the execution of tests linked to SOx controls.
- Monitoring the work of the Integrated Verification (joint evaluation of the second and third lines), aiming at optimizing the various inspections existing in the company.
- The application of Data Intelligence to the activities of the Board, seeking to guide the decision-making of the Company based on data.
- Approval of the budget and targets of the Audit and Compliance Board, as well as the Annual Audit Plan.

Committee work plan in 2024

To plan and execute its work, the Audit and Risks Committee proposed to comply with the most relevant issues for the Company regarding the competencies stipulated in its bylaws, divided into 4 macro issues, summarized below:

1) Oversee the quality and integrity of financial reports

PricewaterhouseCoopers ("PwC") is the independent audit firm responsible for examining the financial statements and issuing an opinion as to their preparation in accordance with the accounting practices adopted in Brazil and with the international financial reporting standards (IFRS), issued by the *International Accounting Standards Board* (IASB). In this sense, the Committee monitored:

- The conduction of a prior review of the quarterly information for the year 2024 and the annual financial statements for 2023, both with the controllership/financial office and with the senior partners of the independent auditors;
- Discussing technical matters with the controllership/financial office, as well as with the independent auditors, to understand the analysis process and the bases for the technical conclusion;

- Holding periodic meetings with the controllership/financial office, as well as with the independent auditors, to analyze any changes in the critical accounting policies and practices adopted;
- Holding meetings with the legal and financial departments, especially the controllership, to analyze the main contingent processes, the evaluation criteria and internal controls related to the preparation of estimates, accounting reserves, and relevant judgments used by the management in the preparation of the financial statements;
- Analysis of judicial provisions and contingencies as well as monitoring criteria for estimation of the contingencies prepared by the management;
- Quarterly analysis of transactions with related parties and assessment of the deliberations involving related parties;
- Monitoring, together with the controllership and financial office, as well as with the independent auditors, of the quality and integrity of the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not foreseen in the structure of the usual reports of the financial statements, such as impairment of assets and contingencies;
- Monitoring of the financial statements of Vale Base Metals.

2) Ensure adherence to legal, statutory, and regulatory standards

- Follow-up of the company's correspondence and interactions with capital market regulatory bodies (SEC, CVM and B3);
- Follow-up of the reports and main reports of the Whistleblower Channel, in a structured manner, according to their criticality and application of consequences;
- Monitoring of application of the Misconduct Management Policy with the Audit and Compliance Department;
- Evaluating the performance of the Audit and Compliance Officer in 2024 and establishment of targets for 2025, in addition to monitoring of his succession plan;
- Follow-up of the corporate and tax for the organization of Vale Base Metals, including supervision of the terms and conditions of the legal documents.

3) Internal Controls and adequacy of risk management processes

- Maintenance of a regular communication channel with the independent auditors;
- Follow-up with the independent auditors (PwC) and the internal controls and risk management team the evolution of deficiencies, as well as their remedies;
- Meetings with the Internal Audit team to monitor the evolution of tests and controls for SOx certification;
- Periodic meetings with the Risk Management area to supervise Vale's Risk Map and define priority risk issues;
- Monitoring Vale's Risk Management System – *Bwise;*
- Periodic meetings with the internal auditors to supervise the third line of defense of the risk management and internal controls processes;

- Monitoring of risks involving cybersecurity, third-party management, operational health and safety, and amendments to laws and regulations of the mining industry;
- Discussion of the company's critical and very critical risks, as well as the necessary controls to mitigate them;
- Monitoring of geotechnical and technological risks, safety projects, and dam de-characterization projects and reports related to resources and reserves;
- Monitoring of the works of the ITRBs – Independent Tailings Review Board of Energy Transition Metals and Iron Ore;
- Monitoring of the actions provided for in MG State Law No. 23.291 (Dam Law), including dam auditing and action plan;
- Monitoring of risk management relating to Vale Base Metals;
- Deepening in relation to Vale's business and activities in Indonesia.
- Monitoring the management of Vale International.

4) Supervise the activities of the internal auditors and independent auditors

- Discussion and monitoring of the Internal Audit Work Plan for 2024 and 2025;
- Evaluation and discussion of quarterly Internal Audit reports;
- Evaluation of the independent auditor;
- Monitoring of the internal controls report issued by the independent auditor;
- Obtaining the independence statement from the independent auditor;
- Evaluation of the independent auditor's annual work plan and its updates;
- Monitoring independent auditors' activities through regular meetings or reviewing their reports;
- Validation of the engagement of additional services to be provided by the current independent auditor.

Audit and Risks Committee's key conclusions and recommendations in 2024

(i) Evaluating Vale's reports and financial statements

- ✓ Considered satisfactory the volume and quality of information provided about the adequacy and integrity of internal control systems, responsible for generating financial statements information;
- ✓ No cases of conflicts related to the financial statements, or the application of generally accepted accounting principles were reported or identified;
- ✓ Suggestions for technical improvements, notably in the clarity, objectivity, and level of transparency of information in Vale's reports;
- ✓ Greater detail in the explanatory notes related to contingencies, provisions, litigation, related-party transactions, equity interests, financial risk and capital management.
- ✓ Monitoring of the quarterly reports of Vale Base Metals to the Committee

(ii) Analysis of the work of independent auditors

- ✓ No obstacles to information or any other difficulties to the work of the independent auditor were found;
- ✓ The Committee has not identified any event or situation that could affect the independence or objectivity of the independent auditors;
- ✓ With respect to quarterly earnings reports, the Committee considers the information provided by PwC to be satisfactory and sufficient;
- ✓ Suggestions for more details in the letter of recommendation from the independent auditor, from the perspective of legal litigation prognoses.

(iii) Assessment of standards and policies

- ✓ Review of the Vale Code of Conduc;
- ✓ Revision of the Policy for Misconduct Management - POL0041-G;

(iv) Supervision of risk management and internal controls

- ✓ Vale's internal controls environment has evolved, with review of the matrix that resulted in an increase in key controls;
- ✓ Status of automation of the risks and controls matrix as planned for the period;
- ✓ The Committee monitored the Risk Map and made recommendations in priority risk issues, such as regulations, cybersecurity, dam safety and reparation;
- ✓ The Committee monitored and validated the company's agreements with regulatory bodies;
- ✓ The Committee monitored and guided the process referring to the Definitive Agreement for the integral repair of the rupture of the Fundão da Samarco dam in Mariana-MG;
- ✓ The Committee further analyzed issues relating to the ITRBs (Independent Tailings Review Board) and risks related to resources and reserves in the iron ore and Basic Metals business;
- ✓ The Committee discussed the recent resolutions related to the disclosure of sustainability information and the impacts to Vale, recommending focus on this issue;
- ✓ Annual presentation on Reference Shareholders.

Final Considerations and Main Activities of the Committee for 2025

Item	Approach for 2024
Monitor the quality and integrity of financial reports	• Intensify the clarity and objectivity of the information provided in the explanatory notes. • Monitor the quality of the process for determining forecasts of the company's legal contingencies. • Quarterly follow-up of the financial reports of Vale Base Metals. • Monitor execution of the Agreements on Reparation.
Analysis of the work of	• Monitor and evaluate the work of the independent auditor in relation to critical accounting estimates and practices and the Company's key internal controls.

Item	Approach for 2024
independent auditors	• Recommend deepening the letter of recommendations of the independent audit, especially in the analysis of internal control. • Suggestion for increased use of technological tools and artificial intelligence in the Company's control assessments.
Assessment of standards and policies	• Ensure compliance with the Risk Management Policy. • Periodical review of the Misconduct Management Policy. • Review of the Policy on Transactions with Related Parties and Conflict of Interest for adjustment to the legal provisions.
Risk management, internal controls, and Compliance Program Supervision	• Continue to focus on the evolution of the company's risk management and governance. • Follow-up of the management of risks relating to Vale Base Metals. • Promote the automation of processes with an impact on SOx certification (for Vale and Vale Base Metals). • Monitor the evolution of reports received via Whistleblowing Channel and their effective addressing and management of consequences within the organization. • Monitor the organization of an Audit and Compliance structure dedicated to Vale Base Metals. • Monitor compliance with the 2024 internal audit work plan and the technological evolution of audit work. • Monitor the evolution of internal audit planning with a focus on risks, supervising the distribution of resources on more critical issues; • Monitor succession plan for the Audit and Compliance Officer. • Monitor the governance structure of Samarco for compliance with the Repactuação Agreement and monitor the provisions, risks and impacts for Vale related to the Agreement • Monitor and encourage constant improvements in internal control and risk systems. • Monitor the priority risk issues mapped for 2025. • Monitor geotechnical risk issues, safety projects, and de-characterization of dams and the reports involving resources and reserves. • Monitor the works of the ITRB's of Energy Transition Metals and Iron Ore. • Monitor recommendation of internal audit focused on risks relating to sustainability and reputation. • Monitor the audit for compliance with CVM Resolution 193 and IFRS 1 and 2.

Recommendation relating to the 2024 financial statements

The members of the Audit and Risks Committee of Vale S.A., in exercising their duties and responsibilities, as per the Committee's bylaws, proceeded to analyze the financial statements, together with the independent auditors and management's annual report for the fiscal year ended December 31, 2024 ("2024 Annual Financial Statements"). Considering the information provided by the Company's management and by PwC, the Audit and Risks Committee unanimously recommends a favorable opinion by the Company's Board of Directors in relation to said documents.

Rio de Janeiro, February 14, 2024.

Manuel Lino Silva de Sousa Oliveira
(Chair)

Heloísa Belotti Bedicks
Reinaldo Duarte Castanheira Filho